BANCO DE GALICIA Y BUENOS AIRES S.A.

Buenos Aires, April 4, 2011

To the
Comisión Nacional de Valores (National Securities Commission)

Ref.: Notice of Material Event

Dear sirs,

I am writing to you in my capacity as attorney-in-fact of Banco de Galicia y Buenos Aires S.A. (the “Bank”), in order to inform that on April 4, 2011, the board of directors of the Bank approved the issuance of class 1 negotiable obligations subject to the terms and conditions set forth in the applicable pricing supplement (the “Negotiable Obligations”).

The Negotiable Obligations will be issued under the Bank’s global program for the issuance of simple, short-, mid- and/or long-term negotiable obligations approved by the Comisión Nacional de Valores (the “CNV’) through its resolution number 15,228, dated November 4, 2005; such global program was extended by the Bank, which extension was approved by the CNV through its resolution number 16,454, dated November 11, 2010. We will inform you of the specific date of issuance as soon as such date has been determined.

Your faithfully,

Patricia M. Lastiry

Attorney-in-fact